UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING


(Check One): __Form 10-K  __Form 20-F  __Form 11-K  [X]Form 10-Q  __Form N-SAR

                   SEC FILE NUMBER:  000-28339

For Period Ended: June 30, 2002

     [  ]     Transition Report on Form 10-K
     [  ]     Transition Report on Form 20-F
     [  ]     Transition Report on Form 11-K
     [  ]     Transition Report on Form 10-Q
     [  ]     Transition Report on Form N-SAR
     For the Transition Period Ended:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:                  XVARIANT, INC:

Former Name if Applicable:

Address of Principal Executive Office:   170 South Main Street #1050

City, State and Zip Code:                Salt Lake City, Utah 84101

                PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ]     (a)     The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)     The subject of annual report, semi-annual report,
transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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     [ ]     (c)     The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     The Company has recently changed accountants, as reflected on a Form 8-K filed this date. This change has caused delays in making the transition to the new accountants and in completing financial statements for inclusion in the Company's Form 10-QSB, and has prevented the filing of the Form 10-QSB without unreasonable effort.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Reed L. Benson               (801) 567-3211
           (Name)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes  [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Xvariant, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    REGISTRANT:

                                    XVARIANT, INC.


Date: August 14, 2002               By   /s/ Reed L. Benson
                                    Reed L. Benson, President and CEO